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 FORM 4                                        OMB APPROVAL
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----- Check this box if no longer      OMB Number:       3235-0287
      subject to Section 16. Form 4    Expires: September 30, 2002
----- or Form 5 obligations may        Estimated average burden
      continue. SEE Instruction 1(b).  hours per response .... 0.5
                                       ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

   John C. Waterfall
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   (Last)                 (First)           (Middle)

  c/o Morgens, Waterfall, Vintiadis & Company, Inc.
  600 Fifth Avenue
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                   (Street)

   New York,          NY                 10020
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   (City)          (State)               (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Darling International Inc.   DAR
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   12/02
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5. If Amendment, Date of Original (Month/Year) 2/01

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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)

   [ ] Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person
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TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security    2. Trans-   3. Trans-     4. Securities Acquired (A)
   (Instr. 3)              action      action        or Disposed of (D)
                           Date        Code          (Instr. 3, 4 and 5)
                          (Month/     (Instr. 8)  --------------------------
                           Day/       -----------    Amount   (A) or   Price
                           Year)      Code    V               (D)

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  Common Stock,
par value $.01 per share   12/02/02    S           183,845(1)  (D)   $1.18/share
--------------------------------------------------------------------------------
  Common Stock,
par value $.01 per share   12/10/02    S            10,400(2)  (D)    1.69/share
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  Common Stock,
par value $.01 per share   12/11/02    S             5,000(2)  (D)    1.63/share
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  Common Stock,
par value $.01 per share   12/16/02    S            19,400(2)  (D)    1.58/share
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  Common Stock,
par value $.01 per share   12/18/02    S            19,600(2)  (D)    1.59/share
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  Common Stock,
par value $.01 per share   12/19/02    S            38,500(2)  (D)    1.59/share
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  Common Stock,
par value $.01 per share   12/20/02    S            27,483(2)  (D)    1.60/share
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  Common Stock,
par value $.01 per share   12/23/02    S             1,000(2)  (D)    1.63/share
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  Common Stock,
par value $.01 per share   12/24/02    S             7,200(2)  (D)    1.63/share
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  Common Stock,
par value $.01 per share   12/26/02    S             3,500(2)  (D)    1.63/share
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  Common Stock,
par value $.01 per share   12/30/02    S            29,600(2)  (D)    1.74/share
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  Common Stock,
par value $.01 per share   12/31/02    S            10,800(2)  (D)    1.78/share
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

5. Amount of         6. Ownership       7. Nature of
   Securities           Form: Direct       Indirect
   Beneficially         (D) or Indirect    Beneficial
   Owned at End         (I) (Instr. 4)     Ownership
   of Month (Instr. 3                      (Instr. 4)
   and 4)
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   6,901,873               (I)(3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction
  4(b)(v).


TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative   2. Conver-   3. Transac-  4. Transac-  5. Number of
   Security (Instr. 3)      sion or      tion Date    tion Code    Derivative
                            Exercise     (Month/      (Instr. 8)   Securities
                            Price of     Day/        ------------  Acquired (A)
                            Deriv-       Year)        Code  V      or Disposed
                            ative                                  of (D)(Instr.
                            Security                               3, 4, and 5)

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Option                       $3.45      9/96
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6. Date Exer-       7. Title and Amount    8. Price of     9. Number of
   cisable and Ex-     of Underlying          Derivative      Derivative
   piration Date       Securities             Security        Securities
   (Month/Day/         (Instr. 3 and 4)       (Instr. 5)      Beneficially
   Year)             -------------------                      Owned at
------------------            Amount or                       End of Month
Date     Expira-       Title  Number of                       (Instr. 4)
Exer-    tion                 Shares
cisable  Date

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Imm.     11/29/03      Common  206,000(5)                          1
                       Stock
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10. Ownership        11. Nature of
    Form of              Indirect
    Derivative           Beneficial
    Security:            Ownership
    Direct (D) or        (Instr. 4)
    Indirect (I)
    (Instr. 4)
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    (I)(4)
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Explanation of Responses

(1) Represents shares sold by Betje Partners, L.P. (88,874 shares) and MWV Employee Retirement Plan Group Trust (94,971 shares).

(2) Represents shares sold by Phaeton International (BVI), Ltd. and Phoenix Partners, L.P. as follows:

               Phaeton International (BVI), Ltd.     Phoenix Partners, L.P.
               ---------------------------------     ----------------------
12/10/02               6,400 shares                        4,000 shares
12/11/02               2,000 shares                        3,000 shares
12/16/02               7,900 shares                       11,500 shares
12/18/02               8,100 shares                       11,900 shares
12/19/02              15,600 shares                       22,900 shares
12/20/02              11,200 shares                       16,283 shares
12/23/02                 400 shares                          600 shares
12/24/02               2,917 shares                        4,283 shares
12/26/02               1,500 shares                        1,900 shares
12/30/02              12,000 shares                       17,600 shares
12/31/02               4,400 shares                        6,400 shares

(3) The designated Reporting Person (as set forth in Item 1) may be considered part of a group consisting of the following direct owners: Phoenix Partners, L.P. (154,200 shares), Morgens Waterfall Income Partners, L.P. (226,307 shares), Phaeton International (BVI), Ltd. (105,400 shares), Restart Partners, L.P. (858,097 shares), Restart Partners II, L.P. (1,695,419 shares), Restart Partners III, L.P. (1,403,265 shares), Restart Partners IV, L.P. (873,798 shares) and Restart Partners V, L.P. (150,000 shares).

     The designated Reporting Person may be considered part of a group consisting of Morgens, Waterfall, Vintiadis & Company, Inc. as an indirect owner of the shares directly owned by Endowment Restart LLC (1,229,387 shares). Each Reporting Person hereby disclaims that it has a beneficial interest in the securities owned, directly or indirectly, by any other entity.

(4) The designated Reporting Person may be considered part of a group consisting of the following direct owners: Phoenix Partners, L.P. (6,374 options), Betje Partners, L.P. (2,278 options), Morgens Waterfall Income Partners, L.P. (6,880 options), Phaeton International (BVI), Ltd. (4,532 options), MWV Employee Retirement Plan Group Trust (1,648 options), Restart Partners, L.P. (26,096 options), Restart Partners II, L.P. (51,561 options), Restart Partners III, L.P. (42,672 options) and Restart Partners IV, L.P. (26,571 options).

     The designated Reporting Person may be considered part of a group consisting of Morgens, Waterfall, Vintiadis & Company, Inc. as an indirect owner of the options directly owned by Endowment Restart LLC (37,388 options). Each Reporting Person hereby disclaims that it has a beneficial interest in the securities owned, directly or indirectly, by any other entity.

(5) 3 for 1 split, 11/10/97

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

                         /s/    John C. Waterfall                 1/03/03
                        ---------------------------------------   --------
                        By: John C. Waterfall, Attorney-in-Fact    Date
                      **Signature of Reporting Person